BY-LAW -- AMENDMENTS

                  The following amendments to the By-laws of Daisytek International Corporation ("Daisytek") were approved and adopted by the Board of Directors of Daisytek at a special meeting of the board held on October 15, 1999.

                  Section 2.2 of ARTICLE TWO of the By-Laws shall be deleted and restated in its entirety to read as follows:

         "A special meeting of the stockholders may be called only (i) by the board of directors pursuant to a resolution adopted by a majority of the Classified Directors (as defined in Section 3.2 hereof) then serving, (ii) by the Chairman of the Board, or (iii) subject to the procedures set forth in this Section 2.2, pursuant to a request of holders of 25% of the outstanding shares of capital stock of the Corporation then entitled to vote on any matter for which the special meeting is being called (considered for this purpose as one class). Upon request in writing sent by registered mail to the Chairman of the Board or the President by any stockholder or stockholders entitled to call a special meeting of the stockholders pursuant to this Section 2.2, the board of directors shall determine a place and time for such meeting, which time shall not be less than ninety (90) nor more than one hundred and twenty (120) days after the receipt and determination of the validity of such request, and a record date for the determination of stockholders entitled to vote at such meeting in the manner set forth in Section 2.10 hereof. Following such receipt and determination, it shall be the duty of the Secretary to cause notice to be given to the stockholders entitled to vote at such meeting, in the manner set forth in Section 2.4 hereof, that a meeting will be held at the time and place so determined."

                  Section 2.5(c) of ARTICLE TWO of the By-Laws shall be amended by replacing the second sentence of said section with the following sentence:

         "To be timely in the case of an annual meeting, a stockholder's notice must be received at the principal executive offices of the Corporation not less than 90 days before the first anniversary of the preceding year's annual meeting."

                  Section 3.2 of ARTICLE THREE of the By-Laws shall be amended by inserting the following sentence as the second sentence of said section:
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         "The exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by resolution adopted by a majority of the entire Board then in office, whether or not present at a meeting."